Trip.com Group Limited

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

December 1, 2022

VIA EDGAR

Ms. Lilyanna Peyser

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trip.com Group Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 27, 2022 (File No. 001-33853)

Dear Ms. Peyser and Ms. Wirth,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 17, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 27, 2022 (the “2021 Form 20-F”) and the Company’s response letter submitted on September 28, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. The proposed revised disclosure sets forth in the Company’s responses below reflects the Company’s cumulative revisions to the referenced disclosure in its future Form 20-F filings, with deletions shown as strike-through and additions shown as underlined. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Response dated September 28, 2022

General

1.

We note your response to comment 4 regarding your revised definition. Please revise to include a stand-alone definition for each of the holding company, subsidiaries, and VIEs such that you are able to refer to each entity separate from the company.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

Page 1:

•

“we,” “us,” “our company” or “Trip.com Group” refers to Trip.com Group Limited (formerly known as Ctrip.com International, Ltd.), its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, ~~its consolidated affiliated Chinese entities~~ the VIEs, unless otherwise indicated herein. We started to consolidate ~~consolidate~~ the financial results of Qunar on ~~starting from~~ December 31, 2015. In calculating the number of hotels with which we have room supply relationships, downloads of and transactions through our mobile channel, and other operational data, where applicable, as well as in describing our marketing, branding, and intellectual properties, we have not taken into account the comparable operating data or other information of Qunar. ~~The VIEs are PRC companies conducting operations in China, primarily including (i) Shanghai Ctrip Commerce Co., Ltd., which holds a value-added telecommunications business license and mainly provides online advertising services, (ii) Shanghai Huacheng Southwest International Travel Agency Co., Ltd., which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services, (iii) Chengdu Ctrip Travel Agency Co., Ltd., which holds a domestic travel agency operation license and mainly provides air-ticketing services, and (iv) Beijing Qu Na Information Technology Co., Ltd., which holds the licenses, approvals, and key assets such as mobile application and website that are essential to the business operations of Qunar.~~ For the avoidance of confusion, “our holding company” or “Trip.com Group Limited” only refers to Trip.com Group Limited, a Cayman Islands exempted company, and unless the context requires otherwise, include its predecessor entities; “our subsidiaries” refers to the entities in which Trip.com Group Limited holds direct or indirect equity ownership, and thus consolidates their financial results; for “variable interest entities” or “VIEs,” see stand-alone definition sets forth below. Trip.com Group Limited does not conduct operations of its own~~. The financial results of the VIEs have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Trip.com Group Limited~~ and does not have any equity ownership in the VIEs;

 . . .

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

•

“variable interest ~~consolidated affiliated Chinese~~ entities” or “VIEs” refers to variable interest entities, which are companies incorporated in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries. We conduct some of our operations in China through the VIEs, primarily including (i) Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce (VIE), which holds a value-added telecommunications business license and mainly provides online advertising services, (ii) Shanghai Huacheng Southwest International Travel Agency Co., Ltd., or Shanghai Huacheng (VIE), which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services, (iii) Chengdu Ctrip Travel Agency Co., Ltd., or Chengdu Ctrip (VIE), which holds a domestic travel agency operation license and mainly provides air-ticketing services, and (iv) Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing (VIE), which holds the licenses, approvals, and key assets such as mobile application and website that are essential to the business operations of Qunar. The contractual arrangements provide Trip.com Group Limited with a “controlling financial interest” in the VIEs as defined in FASB ASC 810, making Trip.com Group Limited ~~Our company is considered~~ the primary beneficiary of the VIEs~~controls~~, and thereby consolidates~~,~~ each of these entities under U.S. GAAP ~~through these contractual arrangements~~ for accounting purpose;

The Company undertakes to thoroughly review and revise the disclosure in future filings of its annual report on Form 20-F to apply the revised definitions set forth above consistently.

2.

We note your response to comment 5 that you have “several insignificant subsidiaries domiciled in Hong Kong...which currently do not have any substantive operations.” However, we note your disclosure on page 64, which appears to identify Ctrip.com (Hong Kong) Limited, a Hong Kong entity, as one of your significant subsidiaries through which you operate your business. Please tell us what activities and operations your Hong Kong and Macau subsidiaries engage in, and whether any of your directors or officers are located in Hong Kong or Macau. As a related matter, please include risk factor disclosure that explains whether there are laws or regulations in Hong Kong and/or Macau that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued, or tell us why such disclosure is unnecessary.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

The Company respectfully clarifies to the Staff that Ctrip.com (Hong Kong) Limited, a significant subsidiary determined pursuant to Regulation S-X in the 2021 Form 20-F, was not intended to be included in the “several insignificant subsidiaries domiciled in Hong Kong” in the Company’s response letter submitted on September 28, 2022.

In response to the Staff’s comment, the Company respectfully submits that the main business activities and operations of Ctrip.com (Hong Kong) Limited are to provide international train ticketing services and flight insurance products and the main business activities and operations of the Company’s subsidiary in Macao are to provide accommodation reservation, transportation ticketing, and packaged-tour services, which accounted for less than 1% of the Company’s total revenues in 2021 in aggregate. In addition, among the Company’s directors and officers, three of the Company’s independent directors reside in Hong Kong and the other directors and officers all reside in mainland China.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 37:

Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.

. . .

European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. In particular, the European Union adopted a new General Data Protection Regulation in April 2016, which became effective in May 2018. The General Data Protection Regulation results in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. In addition to General Data Protection Regulation, when other future laws and regulations relating to data privacy in China or other jurisdictions come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

In addition, to the extent we have accessed data in Hong Kong and Macao, we have been in compliance with relevant laws and regulations in both jurisdictions regarding data security, and, as of the date of this annual report, we believe that the laws and regulations in Hong Kong and Macao regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose protocols and obligations regarding the handling of personal data in Hong Kong, do not, nor would any non-compliance therewith, if any, have any material adverse impact on our business. However, if certain laws and regulations in Hong Kong or Macao were to result in oversight over data security that materially impacts our business in the applicable jurisdiction, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, financial condition, and results of operations.

3.

We note your amended disclosure in response to comment 8, including footnote 1 that points to your disclosure in Item 4. Please revise your Organizational Structure chart to disclose the 57% owners of Qunar Cayman Islands Limited.

In response to the Staff’s comment, the Company respectfully proposes to revise the footnote 1 to the organizational structure chart as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 88:

Notes:

(1)

The 57% owners of Qunar Cayman Islands Limited are several non-U.S. investment entities, which are consolidated by us under U.S. GAAP. For further details about the indirect ownership of Qunar Cayman Islands Limited, see “Item 4. Information on the Company — A. History and Development of the Company.”

4.

We note your amended disclosure in response to comment 9, including that “[a]s a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them.” Please revise this statement, and other statements throughout your annual report that suggest control over the VIEs, as applicable, to disclose the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

In response to the Staff’s comment, in addition to the proposed revised disclosure as submitted in response to comment No. 1 above, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 5:

Our Holding Company Structure and Contractual Arrangements with ~~Our Consolidated Affiliated Chinese Entities~~ the VIEs

. . .

A series of contractual agreements, including powers of attorney, technical consulting and services agreement, equity pledge agreements, exclusive option agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, ~~our consolidated affiliated Chinese entities~~ the VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our consolidated affiliated Chinese entities~~ the VIEs and their respective shareholders are substantially similar. As advised by Commerce & Finance Law Offices, our PRC legal counsel, subject to the disclosure in this annual report, the terms of the contractual arrangements are valid, binding, and enforceable under the PRC laws and regulations currently in effect. As a result of the contractual arrangements, we ~~have effective control over and are~~ (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, for accounting purposes, the contractual arrangements provide Trip.com Group Limited ~~has~~ with a “controlling financial interest” ~~and is~~ in the VIEs as defined in FASB ASC 810, making Trip.com Group Limited ~~considered~~ the primary beneficiary of these companies, and ~~we have~~ Trip.com Group Limited thus has consolidated the financial results of operations, assets, and liabilities of these companies in ~~our~~ its consolidated financial statements under U.S. GAAP. Neither Trip.com Group Limited nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with ~~Consolidated Affiliated Chinese Entities~~ the VIEs and Their Shareholders.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

The Company further undertakes to thoroughly review and revise the disclosure that suggests control over the VIEs, as applicable, in future filings of its annual report on Form 20-F to disclose the conditions that the Company has satisfied for consolidation of the VIEs under U.S. GAAP and the fact that the Company is the primary beneficiary of the VIEs for accounting purposes as set forth above.

5.

We note your amended disclosure in response to comment 11, including cross-references to certain risk factor disclosure. Please revise to include the relevant discussion(s) in this section in addition to the cross-references. For example, please revise to list the exceptions regarding your attempts to comply with the PRC regulations regarding licensing requirements. Additionally, please expand this section to address required approvals in Hong Kong and/or Macau. Also disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer your securities and state affirmatively whether you have received such permissions or approvals and whether such permissions or approvals have been denied.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 7:

Permissions and Approvals Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our PRC legal counsel, our PRC subsidiaries and ~~consolidated affiliated Chinese entities~~ the VIEs have obtained the requisite ~~licenses and permits~~ permissions and approvals from the PRC government authorities for our accommodation reservation, transportation ticketing, packaged-tour, and corporate travel businesses, ~~that are material for their business operations in China,~~ including, among others, value added telecommunications operating licenses, travel agency operation licenses, and an insurance agency license, ~~except as disclosed in~~ except for certain permission and approval requirements in mainland China relating to our business of providing ancillary mobility services for transportation ticketing, which represents a nominal portion of our transportation ticketing revenues, and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies. For details, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.” In addition, our subsidiaries in Hong Kong and Macao also have obtained travel agency operation licenses and insurance agency licenses that are necessary for their respective businesses from the Hong Kong and Macao authorities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

. . .

Furthermore, in connection with our business operations and ~~historical~~ issuance or offering of securities to foreign investors, as advised by Commerce & Finance Law Offices, our PRC legal counsel, under currently effective PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and ~~our consolidated affiliated Chinese entities~~ the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, for our ~~historical~~ issuance or offering of securities to foreign investors, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, for our ~~historical~~ issuance or offering of securities to foreign investors, ~~and~~ (iii) are required to go through the filing and registration procedures with the PRC National Development and Reform Commission, or the NDRC, for our issuance or offering of certain debt securities, as mandated by the relevant NDRC circular, to foreign investors, and (iv) are not required to obtain any prior permission or approval from any other PRC government authorities for our issuance or offering of securities to foreign investors. ~~have not received or were not denied such requisite permissions by any PRC authority~~ If we, our subsidiaries, or the VIEs are deemed to be a critical information infrastructure operator, or CIIO, or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC. As of the date of this annual report, none of our company, our subsidiaries, or the VIEs has been identified as a CIIO by any government authorities, nor have been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures. As of the date of this annual report, we completed the foreign debt registrations with the NDRC for all debt offerings that were subject to such requirement and have not been required to apply for, nor have been denied for, any other permission or approval with respect to our issuance or offering of securities to foreign investors. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.” However, Commerce & Finance Law Offices, our PRC legal counsel, has further advised us that there remains some uncertainty as to how relevant rules published by the ~~CSRC and the CAC~~ PRC government authorities will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC government authorities, including the CSRC and the CAC, would reach the same conclusion as that of our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

6.

In an appropriate place in your annual report, for example, in your risk factor where you discuss service of process on page 59, please name the directors, officers, or members of senior management located in the PRC/Hong Kong/Macau and include a separate “Enforceability” section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 59:

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law, and because we conduct the majority of our operations in China and because all ~~the majority~~ of our directors and officers reside outside of the United States.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

We are incorporated in the Cayman Islands, and we conduct the majority of our operations in China through our wholly-owned subsidiaries and several ~~consolidated affiliated Chinese entities~~ VIEs in China. ~~Most~~ All of our directors and officers reside in mainland China ~~outside of the United States~~ or Hong Kong and most of the assets of those persons are located outside of the United States ~~or Hong Kong~~. As a result, it may be difficult for you to effect service of process within the United States ~~or Hong Kong~~ upon these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgement against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, (iii) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (iv) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or Hong Kong courts if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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Enforceability of Civil Liabilities

Our business operations are primarily conducted in China, and substantially all of our assets are located in China. All of our directors and officers reside in mainland China or Hong Kong and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

December 1, 2022

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to China for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

*        *        *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (21) 3406-4880 ext. 122202 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com, or Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8255 or yuting.wu@skadden.com.

Very truly yours, /s/ Cindy Xiaofan Wang Cindy Xiaofan Wang Chief Financial Officer

cc:	James Jianzhang Liang, Executive Chairman, Trip.com Group Limited

Min Fan, Vice Chairman and President, Trip.com Group Limited

Jane Jie Sun, Chief Executive Officer and Director, Trip.com Group Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP

Vivian Fan, Partner, PricewaterhouseCoopers Zhong Tian LLP